

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

<u>Via Email</u>
Nadir Ali
Chief Executive Officer
Sysorex Global Holdings Corp.
3375 Scott Blvd., Suite 440
Santa Clara, CA 95054

> **Re: Sysorex Global Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 9, 2013**
> **File No. 333-191648**

Dear Mr. Ali:

We have reviewed your registration statement filed on December 9, 2013 and your letter dated December 6, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we reference prior comments, we are referring to our November 27, 2013 letter.

<u>Prospectus Summary</u>

<u>The Company</u>

<u>Overview, page 3</u>

1. Your response to prior comment 3 does not provide sufficient information to support your conclusion that the two segments identified in the second and third bullet points of your response meet the criteria for aggregation. Provide an analysis that presents disaggregated data for each of your three segments and apply each of the quantitative tests set forth in paragraph 12 of ASC 280-10-50. Please ensure that you address each of the criteria in paragraph 12, including 12(b)(1) and 12(b)(2).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 40

2. We note that you have included a lengthy description of the valuation process and certain variables and methods employed. Revise to include a discussion of the process *specific to each* valuation date. That is, revise to describe how the methods you describe were applied as of March 20, 2013 and August 31, 2013 in order to establish the fair value of your equity shares of $1.00 and $2.03, respectively.

3. Discuss the factors that have contributed to the increase in the fair value at the most recent valuation date, August 31, 2013, and the assumed offering price of $5.50, giving effect to any share splits or reverse splits.

4. Revise this section in order to provide a narrative from management's viewpoint. As an example, we note instances where you describe "discussions with management" that may be confusing in this context as the purpose of this disclosure is to explain the steps management took when estimating the fair value of your shares at each point in time.

Sysorex Global Holdings, Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-10

5. We note that in response to prior comment 4 you have expanded your disclosure describing the terms of Lilien's long-term contracts. Your revised disclosure indicates that "customers may cancel and request a refund of unused maintenance/warranty services." Please tell us whether customers have a unilateral right to cancel and receive a refund and when such cancellation and refund privileges lapse. Explain how you considered these provisions in determining whether your fees are fixed or determinable. Refer to SAB Topic 13A4.

6. We are continuing to evaluate your responses to prior comments 9 and 23 contained in your correspondence dated December 6, 2013 and November 12, 2013, respectively.

    •   Provide us with a copy of the standard "three party agreement" referred to in your response to prior comment 9. Confirm, if true, that all customer agreements are documented in this manner.

- Tell us how suppliers are selected. In this regard, we note from your response that you select providers based on what you believe is the best fit for the customer following your assessment of customers' needs. Tell us whether these services are typically provided by the OEM of the hardware purchased. In addition, we note that you "generally" do not have separate contracts "with each party of *[sic]* their maintenance and warranty contracts." Please explain to which party you refer in your response and quantify the frequency of "generally." Tell us if your resales are subject to any form of master agreements with suppliers.
- Describe how the price Lilien pays to your suppliers is determined for each three party agreement.
- Explain further how you concluded that you are the primary obligor when the warranty is provided by the OEM and technical support and maintenance issues are directly handled by the manufacturer. Further explain why you believe you are responsible for fulfilment in light of your statement in your November 12, 2013 letter that "third-party service provider is responsible for day-to-day maintenance services to [y]our customer."
- Explain further how you determined that you have inventory risk given that refunds are "often" obtained from suppliers.

Note 4 – Business Combination, page F-10

7. We are continuing to evaluate your response to prior comment 10 and may have further comment.

Note 5 - Acquisition of Shoom, Inc., page F-14

8. Please expand your response to prior comment 11 by providing a complete summary of your analysis in a manner consistent with the tabular presentations used within SAB 80. Include all entities, including AirPatrol Corporation, in your presentation.

9. With regard to the last paragraph of your response to prior comment 11, please refer to footnote 20 of SAB 80.

10. Please tell us whether you assumed outstanding options of Shoom, Inc. as part of the acquisition and how these options are currently being accounted for.

Note 8 - Notes Receivable

Secured Promissory Note, page F-16

11. Please identify the party to whom you loaned $1,000,000.

Note 13 – Notes Payable, page F-18

    12. Please revise note (D) to describe the terms of the $2,500,000 note payable.

Note 24 – Subsequent Events, page F-26

    13. Tell us what consideration you have given to disclosing the proposed reverse stock split, and retroactively presenting shares in the financial statements as a result of the split. Refer to SAB Topic 4C and ASC 260-10-55-12.

Pro Forma Condensed Combined Balance Sheets and Statements of Operations, page F-79

    14. Revise all headings to clearly identify the pro forma combined balance sheets and statements of operations as being unaudited.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735 or me at (202) 551-3488.

                        Sincerely,

                        /s/ Stephen G. Krikorian

                        Stephen G. Krikorian
                        Accounting Branch Chief

cc: Via E-Mail
       Elliot H. Lutzker
       Davidoff Hutcher & Citron LLP